Exhibit 99.1

LUMENIS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MARCH 18, 2008

Yokneam, Israel February 11, 2008

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company” or “we”):

        NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Special General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Tuesday, March 18, 2008 at 1:30 p.m. (Israel time).

        The agenda of the Special General Meeting will be as follows:

(1)	To approve and authorize the terms of the proposed settlement of the securities class action litigation against the Company and securities litigation related expenses; and

(2)	To transact such other business as may properly come before the Special General Meeting or any adjournment or postponements thereof.

        The proposal and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

        Shareholders of record at the close of business on February 7, 2008 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

        Any shareholder that wishes to vote at the meeting must indicate whether or not such shareholder has a personal interest (within the meaning of the Israeli Companies Law) in the matters submitted for shareholders’ approval, in accordance with the instructions contained in the attached Proxy Statement and the form of proxy. In accordance with the Israeli Companies Law, failure to indicate whether or not you have a personal interest will result in your vote being disqualified from participating in the shareholder vote at the meeting. A shareholder intentionally making a false indication as to the existence or absence of a personal interest may be subject to sanctions under law. As further described in the Proxy Statement, shareholders (or parties related to them as described in the Proxy Statement) who may be eligible to benefit from the proposed settlement (including any such person who purchased shares of the Company between October 2, 2000 and March 7, 2006), or who are otherwise parties to the litigation, or who would be entitled to benefit from the adjustment under the terms of the Company’s 2006 private placement as a result of such proposed settlement are all deemed to have a personal interest in the approval of the proposed settlement.

        The Board of Directors has determined that the proposed settlement is in the best interests of the Company and its shareholders and recommends that you vote in favor of the proposed resolution. If the proposed resolution were to be approved and the proposed settlement consummated, investors in the Company’s 2006 private placement will be entitled to an adjustment to the number of shares held by them, increasing their shareholding in the issued share capital of the Company as of the date hereof from 78.95% to 80.79%. Failure to approve the proposed resolution at the meeting will result in the implementation of an automatic adjustment provision that will result in these investors being entitled to a greater adjustment and a greater dilution to the other shareholders, increasing the shareholding of these investors in the issued share capital of the Company as of the date hereof from 78.95% to 93.75%. These adjustment provisions were approved by the shareholders as part of the approval of the 2006 private placement.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE WITH VOTING YOUR SHARES PLEASE CONTACT OUR PROXY SOLICITOR, MACKENZIE PARTNERS, INC., TOLL-FREE AT (800) 322-2885 OR COLLECT AT (212) 929-5500 OR VIA EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

ii

LUMENIS LTD.
YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 20692, ISRAEL
(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT
SPECIAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the meeting of Shareholders, and at any adjournment or postponements thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The meeting will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Tuesday, March 18, 2008 at 1:30 p.m. (Israel time).

Purpose of the Special General Meeting

        The agenda for the meeting will be as follows:

(1)	To approve and authorize the terms of the proposed settlement of the securities class action litigation against the Company and securities litigation related expenses; and

(2)	To transact such other business as may properly come before the Special General Meeting or any adjournment or postponements thereof.

        We are not aware of any other matters that will come before the Special General Meeting. If any other matters properly come before the Special General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Voting and Quorum

        Our Board of Directors has fixed February 7, 2008 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting and all adjournments or postponements thereof. On the said record date, we had outstanding 177,217,511* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

* Excludes 35,527 shares of treasury stock.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and a third per cent (33 (1)/3%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Tuesday, March 25, 2008, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum consists of any two or more shareholders present in person or by proxy regardless of the number of shares held by them. The voting instructions contained in this Proxy Statement and the structure of the Proxy Card are designed to comply with certain requirements of Israeli Companies Law that are described in detail in this Proxy Statement. In the event that the Company determines that there appear to be any irregularities or flaws in the results of the vote received in advance of the meeting, the Company reserves the right to postpone the meeting to a later date in order to clarify or rectify any such irregularities or flaws. In such event, notice of the new date prescribed to the meeting shall be provided in accordance with the Articles of Association of the Company and the applicable law. In addition, in accordance with the Israeli Companies Law and the Company’s Articles of Associations, the Chairman of the meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. In such event, notice of the new date prescribed to the meeting shall be provided in accordance with the Articles of Association of the Company and the applicable law.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our Board of Directors. A form of proxy for use at the Special General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about February 11, 2008, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares. In addition, we have retained MacKenzie Partners, Inc., a proxy solicitation firm to assist in the solicitation. We will pay MacKenzie Partners approximately $5,000 plus reasonable out-of-pocket expenses for their assistance. In addition, we will indemnify MacKenzie Partners against any losses arising from that firm’s proxy solicitation services on our behalf.

        All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Special General Meeting or any adjournment or postponements thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

        We have authorized and outstanding one class of equity security, designated Ordinary Shares, par value of NIS 0.1 per share (“shares” or “Lumenis shares”). The following table sets forth, as of February 7, 2008, the number of Lumenis shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); and (ii) our directors or members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interest therein).

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)

LM Partners L.P.(3)
16 Abba Eban Avenue
46725 Herzliya Pituach, Israel	91,201,963	48.04%

Ofer Hi-Tech Investments Ltd.(4)
9 Andre Saharov Street
31905 Haifa, Israel	68,855,255	36.91%

Bank Hapoalim B.M.(5)
23 Menachem Begin Street
Migdal Levinstein
46725 Tel Aviv, Israel	9,411,300	5.04%

All directors and members of our senior management as a
group, (consisting of 22 persons)(6)	2,160,284	1.20%

(1)	The information regarding the Lumenis shares beneficially owned by our major shareholders is based upon information provided by such shareholders.

(2)	Percentages in this table are based on the 177,217,511 Lumenis shares outstanding (excluding 35,527 treasury stock) as at February 7, 2008, the record date for the meeting, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options which are currently exercisable or exercisable within 60 days after the date hereof.

(3)	Shareholding includes (a) 78,585,256 shares held directly by LM Partners L.P. (of which 70,047,566 shares were purchased on December 5, 2006 pursuant to a certain Purchase Agreement hereinafter referred to, dated September 30, 2006, and exercise of warrants granted in connection therewith, and 8,537,690 shares were purchased on June 4, 2007 pursuant to exercise of warrants); (b) 11,936,707 shares issuable upon the exercise of closing warrants held by LM Partners L.P., which are currently exercisable or exercisable by LM Partners L.P. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant); and (c) 680,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our Board of Directors, in trust for the benefit of the general partner of LM Partners L.P., that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof. Mr. Beit-On, Mr. Aharon Dovrat and his son, Mr. Shlomo Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. A. Dovrat, Mr. S. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein. Mr. A. Dovrat also holds directly 15,000 shares together with the right to acquire 35,000 shares issuable upon the exercise of options held by him, as a former member of our Board of Directors, that are currently exercisable or exercisable by Mr. A. Dovrat within 60 days of the date hereof.

(4)	Shareholding includes (a) 59,541,962 shares held directly by Ofer Hi-Tech Investments Ltd. (of which 46,633,091 shares were purchased on December 5, 2006 pursuant to the said Purchase Agreement dated September 30, 2006 and 12,908,871 shares were purchased on June 4, 2007 pursuant to exercise of warrants), of which 6,994,964 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006; and (b) 9,313,293 shares issuable upon the exercise of closing warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006), which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant). Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer (Ships Holding) Ltd. Orona Investments Ltd. (a company indirectly wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd. (a company in which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding shares of Ofer (Ships Holding) Ltd. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the shares held by Ofer Hi-Tech Investments Ltd. L.Y.N. (Holdings) Ltd. also holds directly 373,065 shares purchased pursuant to exercise of warrants on June 4, 2007 (subject to adjustments pursuant to their terms of grant). The principal place of business is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, 69102 Tel Aviv, Israel.

(5)	Solely comprises shares issuable upon the exercise of stock options held by Bank Hapoalim B.M. that are currently exercisable or exercisable within 60 days of the date hereof.

(6)	Solely comprises shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of the date hereof. The amount stated includes the 680,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our Board of Directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof, but excludes other shares and rights to acquire shares held by LM Partners L.P. in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSAL FOR THE SPECIAL GENERAL MEETING

THE CLASS ACTION SETTLEMENT
AND SECURITIES LITIGATION EXPENSES

Summary

        In 2002, we became subject to securities litigation through a number of class action complaints filed against the Company. While we have denied and continue to deny the allegations made against us in this litigation, the continued pendency of the litigation caused severe damage to the Company and its reputation. It created significant expenses, attracted and required significant management time and attention, and contributed, in other aspects to an adverse impact on our position since 2002. The litigation and the uncertainties relating to the outcome of the litigation created difficulties in our ability to raise funds and restructure our debt facility. Despite positive developments in our business, the burden of the litigation continued to cast a shadow on the Company and created concern for current and prospective business partners, shareholders, employees and management. In late 2006, as our financing needs reached a critical stage that resulted in a meaningful doubt as to our ability to continue as a going concern, our efforts to raise funds suffered from the inability to provide a realistic estimate on the possible outcome of the securities litigation.

        Eventually, on the verge of collapse, in December 2006, we completed a private placement of an aggregate amount, after exercise of certain warrants, of $150 million from two major investors, we restructured our $200 million bank facility, and we commenced a major recovery plan led by new management. The 2006 private placement marked significant changes in the direction of the Company. Our new investors, LM Partners L.P. led by the Dovrat Group, and Ofer Hi-Tech Investments Ltd., exhibited a commitment to the future success of the Company and our new Board of Directors with the new management have dedicated, since December 2006, tremendous efforts in connection with the turn-around of the Company. Within this framework, as a result of a major endeavor by the Company and its advisors, we have been able to successfully negotiate a settlement of the securities class action litigation, subject to various conditions (including court approval), which we believe is favorable to the Company and its shareholders. Pursuant to the proposed settlement, an amount of $20,100,000 will be paid into a Settlement Fund, and of such amount Lumenis itself will directly contribute $2,736,000 toward the settlement, and certain of Lumenis’s directors and officers liability insurers (the “D&O Insurers”) will collectively contribute the remaining $17,364,000.

        The settlement of the class action litigation will remove the uncertainties concerning the outcome of the class action, will reduce significantly the costs and expenses related to this matter and will allow management to focus on the business rather than on litigation. The Company believes that its participation in the settlement in an amount of $2,736,000 is reasonable and represents an acceptable impact on the Company’s net assets and cash position. The proposed settlement has been considered in depth by, and was unanimously approved by our Audit Committee and by our Board of Directors, based in part, on the opinion of a special independent expert appointed by the Board.

        Pursuant to the terms of the Share Purchase Agreement dated September 30, 2006 under which we effected the 2006 private placement (the “Purchase Agreement” or the “2006 private placement”) and which was previously approved by all corporate action, the investors in the 2006 private placement are entitled to a certain adjustment to the number of shares issued to them, as further described below, to reflect the liabilities, costs and expenses incurred by the Company in connection with the class action and other securities litigation matters. Under the Israeli Companies Law, an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by the Audit Committee, the Board of Directors and the shareholders (in that order). Accordingly, as a result of the fact that two of the investors in the 2006 private placement may each be deemed to be a “controlling shareholder” of the Company (as defined in the Israeli Companies Law), and, by virtue of the adjustment provisions, may be deemed to have a “personal interest” (within the meaning of the Israeli Companies Law) in the proposed settlement, the settlement is also brought to the approval of the shareholders.

        Based on currently known figures (which would need to be updated), and assuming the proposed settlement is approved by the shareholders and consummated, the total liabilities, costs and expenses for which adjustment would initially be made are expected to be approximately $4,334,993.79. Implementation of the adjustment under the Purchase Agreement with respect to these amounts will result in the investors in the 2006 private placement increasing their shareholding in the issued share capital of the Company as of the date hereof from 78.95% to 80.79%.

        The terms and conditions of the 2006 private placement further provide that in the event of failure by the shareholders to approve the proposed settlement, the investors in the 2006 private placement will be entitled to an automatic adjustment that will be based on total liabilities, costs and expenses being deemed to be $30 million, which will result in these investors being entitled to a greater adjustment and a greater dilution to our shareholders, than would result if the proposed resolution herein were to be approved and the proposed settlement consummated, increasing the shareholding of these investors in the issued share capital of the Company as of the date hereof from 78.95% to 93.75%. These adjustment provisions were approved by the shareholders as part of the approval of the 2006 private placement.

        You are urged to carefully read the discussion under “Required Vote – Indication of Personal Interest”. Any shareholder that wishes to vote at the meeting must indicate whether or not such shareholder has a personal interest (within the meaning of the Israeli Companies Law) in the matters submitted for shareholders’ approval, in accordance with the instructions contained herein. In accordance with the Israeli Companies Law, failure to make an indication whether or not you have a personal interest will result in your vote being disqualified from participating in the shareholders’ vote.

        We seek your approval to the proposed resolution described under “Proposal” below. Our Audit Committee and Board of Directors believe that approval of the proposed resolution is in the best interests of the Company and its shareholders and have unanimously approved this resolution and recommend that our shareholders vote in favor of the proposed resolution.

Description of the Securities Class Action Litigation

        On February 25, 2002, Lumenis disclosed that it had received a request from the United States Securities and Exchange Commission (“SEC”) to voluntarily provide documents and information, for the period commencing January 1, 1998, relating to the Company’s relationships with its distributors, and for amplification of the Company’s explanation for certain previously disclosed charges and write-downs. Between March 11 and May 6, 2002, eight substantially identical shareholder class action complaints were filed in the United States District Court for the Southern District of New York, alleging that Lumenis and four of its then serving officers and/or directors – Yacha Sutton (formerly CEO), Jacob Frenkel (formerly Chairman of the Board of Directors), Sagi Genger (formerly COO), and Asif Adil (formerly CFO) had violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78j(b), 78t(a), and SEC Rule 10b-5, 17 C.F.R. §240.10b-5, by failing to disclose at an earlier date the existence of the (at that time) informal SEC inquiry. In each of these complaints, a class period of about seven weeks, January 7, 2002 to February 28, 2002, was alleged.

        On May 9, 2002, a ninth securities fraud class action complaint was filed which focused on the disclosure made by Lumenis on May 7, 2002 that the Company would not meet revenue and earnings estimates for the first quarter of 2002, and which asserted a class period of about nine months, from August 2, 2001 to May 7, 2002. Naming the same defendants as in the first eight complaints, this complaint alleged that several press releases issued by Lumenis between August 2001 and January 2002 fraudulently failed to disclose that the Company was experiencing declining demand in the European market and would have to reorganize that division, that demand for the Company’s products was weakening, that the Company was experiencing price competition which was forcing it to lower prices and leading to declining gross margins, and that the Company would not meet revenue estimates.

        On June 17, 2003, Judge Deborah A. Batts consolidated the nine purported class actions under the caption In Re Lumenis, Ltd. Securities Litigation, 02 Civ. 1989 (S.D.N.Y.) (DAB) (referred to collectively herein as the “Securities Class Action”) and appointed three individuals – Thomas W. Pruter f/b/o Stonehedge Securities LLC, Jacob Caspi and Efraim Zwecker – to serve as Lead Plaintiffs and directed them to file a consolidated complaint. The Court also appointed the law firms of Bernstein Liebhard & Lifshitz, LLP and Glancy & Binkow LLP as Lead Counsel for plaintiffs. On August 29, 2003, the Lead Plaintiffs filed a Consolidated Amended Class Action Complaint (“CAC”). The CAC asserted additional claims and allegations, including alleged improper revenue recognition and other accounting fraud, which were not alleged in any of the nine original complaints. The CAC named Arie Genger (formerly Vice Chairman of the Board of Directors) as an additional defendant, pursuant to Section 20(a) of the Exchange Act. The claims in the CAC were alleged on behalf of an expanded purported class, comprising persons who purchased Lumenis securities at any time during the period October 2, 2000 to May 16, 2002.

        The principal claims of fraud alleged in the CAC may be briefly summarized as follows: (a) the Company’s financial statements, and the related press releases announcing or pre-announcing such results, from the third quarter of fiscal year 2000 to the first quarter of fiscal year 2002, allegedly overstated the Company’s revenues for the applicable quarters due to alleged violations of generally accepted accounting principles (“GAAP”), including allegedly improper revenue recognition on sales to distributors, characterized by plaintiffs as “channel stuffing”; (b) the Company’s acquisition of the business of the Coherent Medical Group (“CMG”) in 2001 was allegedly for the purpose of taking very large one-time charges and write-downs reported as being associated with the acquisition but which allegedly were for the undisclosed purpose of writing down receivables or other assets which ought to have been written-off or written down at an earlier date; and (c) the Company allegedly overstated the progress and success of the ongoing efforts to integrate the business of CMG with that of the Company, and the benefits or synergies to be achieved by the combination.

        The CAC asserted additional claims based on several other alleged violations of financial reporting requirements, including (i) an alleged failure to disclose all anticipated write-downs and charges in a Form 8-K/A pro forma balance sheet filed by the Company in July 2001, which presented the effect of the combination of CMG with the Company as if it had occurred as of March 31, 2001; (ii) the alleged misclassification of $9 million in assets as inventory instead of finished goods used in operations on the Company’s balance sheet for the year ending December 31, 2001; and (iii) the failure to make adequate disclosures in the Company’s Form 10-K report for the year ending December 31, 2001 about an $8.2 million related-party sale agreement during the last quarter between Lumenis and its UK affiliate Aculight, which transaction was alleged to lack economic substance. The CAC also alleged, like the original class action complaints, that the Company was obligated to disclose the existence of the informal SEC investigation prior to it having done so on February 25, 2002.

        Lumenis and other defendants moved to dismiss the CAC for (among other deficiencies) failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and, with respect to all of the new claims not previously alleged in any of the original nine complaints, the statute of limitations. While defendants’ motions to dismiss were still pending, Lead Plaintiffs applied to the Court to lift or modify the automatic stay of discovery in effect pursuant to the Private Securities Litigation Reform Act so that they could commence taking discovery, and also sought leave to further amend the CAC. On March 17, 2005, Judge Batts issued an order declining to lift or modify the automatic stay of discovery, but holding that Lead Plaintiffs were authorized to amend the CAC if they so desired.

        On June 10, 2005, Lead Plaintiffs filed a Second Amended Consolidated Class Action Complaint (“SAC”). The SAC alleges the same claims, allegations and class period as alleged in the CAC and names the same defendants. New allegations were made, however, as to (i) sales of Lumenis stock made by certain of the individual defendants during the first half of 2001; (ii) the purported knowledge of various Confidential Witnesses (identified in the SAC as being former employees of Lumenis or its distributors) interviewed by Lead Counsel for plaintiffs; and (iii) certain post-class period events, such as Lumenis’s public statements about the then-pending SEC investigation, the investigation by Lumenis’s Audit Committee during 2003-04 into the accuracy of the Company’s financial reporting, the replacement of Yacha Sutton as CEO, the elimination of Sagi Genger’s position as COO, the delisting of Lumenis by NASDAQ, the resignation of Lumenis’s auditors, and the May 3, 2004 announcement that Lumenis anticipated restating its revenues and earnings for 2001, 2002, and 2003 (discussed below).

        Lumenis and all of the other named defendants moved to dismiss the SAC for, among other reasons, failure to state a claim upon which relief can be granted, failure to plead fraud with particularity, and the statute of limitations. The motions to dismiss were fully briefed and submitted to the Court on October 31, 2005. The motions to dismiss have not to date been ruled on by the Court.

Developments During The Pendency of The Motions to Dismiss The Securities Class Action

        On May 3, 2004, while defendants’ motions to dismiss the CAC were pending, Lumenis issued a press release reporting on the results of an independent investigation conducted by the law firm of Debevoise & Plimpton LLP for the Audit Committee of Lumenis’s Board of Directors. The Audit Committee investigation concluded that Lumenis had overstated its revenues by a total of $1.7 million, or 0.6%, in 2001, and $4.4 million, or 1.3%, in 2002, and had understated revenues by $5.9 million, or 2.1%, in 2003. The press release stated that on the basis of the Debevoise report, the Audit Committee “anticipates that a restatement of previously reported financial results may be appropriate.”

        The misstatements of revenue found by the Audit Committee included several quarters which were within the alleged class period, including (1) a revenue overstatement of $345,000 for the second quarter of 2001, or 0.43% of Lumenis’s reported quarterly revenues of $80.4 million; (2) a revenue overstatement of $423,000 for the third quarter of 2001, or 0.46% of Lumenis’s reported quarterly revenues of $90.17 million; (3) a revenue overstatement of $931,000 for the fourth quarter of 2001, or 0.92% of Lumenis’s reported quarterly revenues of $100.79 million; and (4) a revenue overstatement of $2,827,000 for the first quarter of 2002, or 3.28% of Lumenis’s reported quarterly revenues of $86.1 million. When Lead Plaintiffs filed the SAC in June 2005, they incorporated allegations based on the disclosures contained in Lumenis’s May 3, 2004 press release concerning the misstatement of revenues, but as noted above they did not at that time attempt to further expand the alleged class period beyond that alleged in the CAC, notwithstanding that the May 3 press release also disclosed certain misstatements of revenue in subsequent quarters of 2002, as well as in 2003.

        On April 26, 2006 – approximately four years after the SEC began its investigation of Lumenis and while the motions of Lumenis and the other defendants to dismiss the SAC were pending – the SEC filed a civil complaint in the United States District Court for the Southern District of New York seeking a permanent injunction against the Company and its former COO Sagi Genger, as well as against another individual, Kevin Morano, who had become CFO of Lumenis in late February 2002 and who currently no longer serves in such position. Securities and Exchange Commission v. Lumenis, Ltd. et al., 06 CV 3225 (S.D.N.Y.) (the “SEC Civil Action”).

        The complaint in the SEC Civil Action alleged that Lumenis violated provisions of the federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, by, among other things, fraudulently recognizing revenue on a number of transactions between Lumenis and Eclipse Medical, Ltd., a former distributor of Lumenis products in parts of the United States, in alleged violation of GAAP, resulting in overstatements of revenue and understatements of reported net loss during the fourth quarter of 2001 and the first, second and third quarters of 2002. The SEC complaint also alleged that Lumenis fraudulently recognized revenue from a number of transactions involving other vendees in alleged violation of GAAP during the first, third and fourth quarters of 2002 and the first quarter of 2003.

        As disclosed in a press release issued by Lumenis on April 26, 2006, the same date that the SEC Civil Action was filed, the Company entered into a settlement agreement with the SEC whereunder Lumenis, without admitting or denying the allegations made in the SEC Civil Action, consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records, and internal control provisions of the federal securities laws and related SEC rules. No fines were imposed on Lumenis. As part of the settlement, the SEC revoked the registration of the Company’s shares registered under Section 12 of the Exchange Act, based on Lumenis’s failure to file required periodic reports.

        In connection with the Company’s settlement of the SEC Civil Action, Lumenis’s former COO Sagi Genger, without admitting or denying any of the SEC’s allegations, also entered into a consent judgment, whereunder he consented to the entry of a permanent civil injunction against future violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws and related SEC rules, a civil monetary penalty of $75,000, and an order prohibiting him from serving as an officer or director of a publicly traded company for five years. Lumenis has been informed by its outside litigation counsel that consent judgments such as those which the Company and its former COO entered into with the SEC are generally not admissible as evidence of wrongdoing in the event the same allegations are raised by any party in any other or subsequent complaint.

        The third defendant named in the SEC Civil Action, Kevin Morano, has declined to settle with the SEC and is contesting the SEC’s claims as they relate to him. Mr. Morano is no longer employed by Lumenis, and is not a defendant in the Securities Class Action. None of the other defendants named in the Securities Class Action – former CEO Sutton, former CFO Adil, former Chairman of the Board of Directors Frenkel, former Vice-Chairman of the Board of Directors Arie Genger – was named as a defendant in the SEC Civil Action or was otherwise alleged by the SEC to have committed any violation of the securities laws.

Negotiations to Settle the Securities Class Action

        During 2006, while the motions of Lumenis and the other defendants to dismiss the Securities Class Action remained pending, Lead Counsel for plaintiffs and Lumenis’s attorneys engaged in exploratory discussions about the possibility of mediating the parties’ disputes. Following consultations between Lumenis’s attorneys and the D&O Insurers, Lumenis agreed with Lead Counsel for plaintiffs to attempt to negotiate a mutually acceptable settlement of the claims asserted in the Securities Class Action through mediation. Lumenis’s attorneys and Lead Counsel for plaintiffs jointly engaged Hon. Daniel Weinstein, a retired state court judge from California experienced in the mediation of federal securities class actions, to serve as the mediator. In December 2006, the parties advised the Court of their intention to engage in mediation under the auspices of Judge Weinstein.

        The mediation proceedings were conducted in New York on March 26 and 27, 2007, and did not result in immediate agreement as to the terms of a possible settlement of the Securities Class Action. With the assistance of the mediator, however, the attorneys for Lumenis, in regular consultation with the D&O Insurers, continued to negotiate with Lead Counsel for plaintiffs. In late September 2007, the attorneys for Lumenis and the other named defendants and Lead Counsel for plaintiffs entered into a non-binding Memorandum of Understanding (the “MOU”) setting forth an agreement in principle for the settlement of the Securities Class Action, subject to terms and conditions set forth in the MOU, including the execution of a definitive Stipulation of Settlement and Court approval of the proposed settlement. In October 2007, the parties notified the Court that they had entered into the MOU.

The Proposed Settlement of the Securities Class Action

        Immediately below we summarize certain of the material provisions of the proposed settlement. This summary is not intended to be a comprehensive description of all the terms and conditions of the settlement.

        The proposed settlement of the Securities Class Action is subject to a number of conditions, including: (a) the prior approval of the proposed settlement by Lumenis’s Board of Directors and by Lumenis’s shareholders in accordance with the Israeli Companies Law. In the event such shareholders’ approval is not obtained, the Company will not enter into a Stipulation of Settlement and the MOU will become null and void; (b) Lumenis having entered into written agreements with its D&O Insurers confirming the amounts to be contributed to the settlement by each of them; (c) the negotiation and execution of a definitive Stipulation of Settlement; and (d) final judicial approval of the settlement on the terms and conditions set forth in the Stipulation of Settlement, following notice to the members of the proposed Settlement Class and the holding of a hearing by the District Court in accordance with Rule 23 of the Federal Rules of Civil Procedure, and the expiration of the time to appeal from or seek any further review of such approval.

        Several of these conditions have already been satisfied, including approval by Lumenis’s Board of Directors and the execution of written agreements between Lumenis and those of its D&O Insurers that will be contributing funds toward the proposed settlement. Lead Counsel for plaintiffs and counsel for Lumenis are in advanced stages of negotiating a definitive Stipulation of Settlement. Assuming shareholders’ approval for the proposed resolution is obtained at the meeting, it is anticipated that the Stipulation of Settlement will be executed by Lead Counsel for plaintiffs and the attorneys for the Company and all of the other defendants. After the execution of a Stipulation of Settlement, the parties are expected to jointly seek preliminary Court approval of the proposed Settlement. Within 15 business days after the Court grants preliminary approval, defendants will cause $20,100,000 to be deposited into an Escrow Account at a financial institution within the Southern District of New York designated by Lead Counsel and approved by Lumenis. This money, together with interest accruing thereon, will constitute the Settlement Fund. The Settlement Fund will remain subject to the jurisdiction of the Court.

        The Company has entered into separate confidential settlement agreements with its primary D&O Insurer, Genesis Insurance Company (“Genesis”), and the two excess D&O Insurers whose policies are immediately above the Genesis policy, Zurich American Insurance Company (“Zurich”) and Lumbermens Mutual Casualty Company (“Lumbermens”), as a result of which it is expected that Lumenis itself will directly contribute $2,736,000 toward the settlement of the Securities Class Action and the above-named D&O Insurers will collectively contribute the remaining $17,364,000, for a total of $20,100,000.

        After the filing of the Stipulation of Settlement, Lead Plaintiffs will file a Third Amended and Consolidated Class Action Complaint (“TAC”) naming the same defendants as are named in the SAC and which will incorporate additional allegations and claims based on those alleged in the SEC Civil Action. The TAC will amend and enlarge the class definition to include persons who purchased Lumenis securities at any time between October 2, 2000 and March 7, 2006 (the “Settlement Class Period”). Lumenis and the other defendants will not be required to respond to the TAC, by answer or by motion, unless and until the Court fails to give final approval to the settlement or it is otherwise terminated, and the Company and the individual defendants retain all of their defenses with respect to the TAC.

        The purchasers of Lumenis securities during the Settlement Class Period will constitute the Settlement Class. Excluded from the Settlement Class are the following: all defendants; the members of individual defendants’ immediate families; all individuals who are either current officers and/or directors, or who served as officers and directors of Lumenis or its subsidiaries at any time during the Settlement Class Period; any person, firm, trust, corporation, or entity in which any defendant has a controlling interest or any entity which is related to or affiliated with any defendant; and the legal representatives, agents, affiliates, heirs, successors and assigns of any such excluded persons.

        The Stipulation of Settlement will provide for the Securities Class Action to proceed as a class action pursuant to Rules 23(a) and 23(b)(3) of the Federal Rules of Civil Procedure on behalf of the Settlement Class, and the parties will jointly request the Court to enter an order certifying the Settlement Class for purposes of this settlement only, and providing that such class certification order will become null and void if the settlement is not approved or the Stipulation of Settlement is otherwise terminated pursuant to its terms. By this means, Lumenis would retain the right to oppose any future application to the Court by Lead Counsel for certification as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure in the event the proposed settlement is not completed.

        If the Court gives preliminary approval to the proposed settlement, the parties will further request the Court to (i) approve a form and method of giving notice to the members of the Settlement Class; (ii) set a date for a fairness hearing on the proposed settlement; (iii) set a date for members of the Settlement Class to opt-out of the Settlement Class if they do not wish to be bound by the settlement; and (iv) set a date by which proofs of claim must be submitted by members of the Settlement Class who do not opt-out of the Settlement Class and who wish to participate in the Settlement Fund. The notice will also advise members of the Settlement Class of their right to object to the proposed settlement. There can be no assurance that the proposed settlement will receive either preliminary or final Court approval.

        The Stipulation of Settlement will include a confidential annex giving Lumenis the right to terminate the Stipulation of Settlement in its entirety if the total purchases of Lumenis securities by members of the Settlement Class who opt-out of the Settlement Class exceed specific thresholds.

        The Stipulation of Settlement will provide that the Settlement Fund may be used only for the purposes of (i) payment of the necessary costs of notice and other costs of administration and distribution to the Settlement Class of the net proceeds of the settlement; (ii) payment of plaintiffs’ attorneys fees and reimbursement of expenses as may be awarded by the Court; (iii) payment of taxes on any income earned by the Settlement Fund, and the reasonable costs of preparing any tax returns required to be filed on behalf of the Settlement Fund; (iv) payment of the fees to the Escrow Agent; and (v) distribution of net proceeds of the Settlement Fund to the members of the Settlement Class in accordance with a Plan of Allocation to be approved by the Court and any further order of the Court.

        Any attorneys fees and reimbursement of expenses awarded by the Court to Lead Counsel or other plaintiffs’ counsel will be payable exclusively from the Settlement Fund, and will not create any additional financial obligation on the part of Lumenis or any other defendant. In the event that Lead Counsel receive such attorneys fees and reimbursement for expenses following Court approval of the settlement and any application for fee award, and approval of the settlement is thereafter vacated or reversed on appeal, or if the fee award is vacated or reduced, then Lead Counsel will be required to return such sums to the Settlement Fund.

        If the settlement is not terminated pursuant to its terms and if it is finally approved by the Court, which approval is no longer subject to appeal or further review, the net proceeds of the Settlement Fund will be distributed in accordance with a Plan of Allocation approved by the Court to the members of the Settlement Class who have not opted-out of the Settlement Class and who have submitted proper and timely proofs of claim, and the parties will request the Court to enter an Order and Final Judgment containing a release of, and a prohibition against all members of the Settlement Class who have not opted out from asserting or maintaining, any claims or actions against, among others, Lumenis and every other defendant in the Securities Class Action, which claims were alleged or could have been alleged in the Securities Class Action or in any other action or proceeding relating to the purchase of Lumenis securities during the Settlement Class Period.

        If the settlement is not finally approved by the Court, does not survive appeal, or is otherwise terminated as provided by the MOU or Stipulation of Settlement: (i) the Settlement Fund, inclusive of earned interest (less any amounts paid or incurred but not yet paid for notice; claims administration; fees and/or expenses of the Claims Administrator and Escrow Agent related to the administration or notice of the settlement; and/or for taxes), will be returned to the persons that deposited those amounts, as instructed by Lumenis’s counsel; and (ii) the Stipulation of Settlement and MOU will have no further force or effect, and the fact and the terms of the proposed settlement will not be admissible for any purpose in any trial or proceeding. There can be no assurance that the settlement will be finalized and implemented, even if the shareholders at this meeting approve the settlement.

        While the Company expects that, if all conditions are fulfilled, the proposed settlement will be implemented substantially in accordance with the terms and conditions described herein, the Company reserves the right to adopt at any time changes, modifications, supplements or additions to the settlement, which do not materially deviate from the principles described in this Proxy Statement, without the need to obtain any further shareholder approval.

        As reflected in the MOU, and as will be reflected in the Stipulation of Settlement, Lumenis and the other defendants in the Securities Class Action deny any and all liability, and maintain that they have meritorious defenses. The reasons for Lumenis’s decision to enter into the MOU and for the Board of Directors to approve the proposed settlement and recommend that the shareholders approve it are discussed under “The Approval of the Settlement by our Board of Directors and Audit Committee” below.

Potential Effect of Settlement on Certain Other Pending Litigation

        In February 2003, an action was filed in the United States District Court for the Northern District of Illinois, and subsequently transferred to the Southern District of New York, against Lumenis, Sutton and Sagi Genger. Aqua Fund, L.P., et al. v. Lumenis Ltd., et al., 04 Civ. 02239 (S.D.N.Y.) (the “Aqua Fund action”). The Aqua Fund action alleged material misrepresentations and/or omissions about Lumenis’s financial results and projections based, among other grounds, on alleged improper recognition of revenue, and that defendants allegedly overstated the success and benefits to Lumenis of the CMG acquisition. The claims in the Aqua Fund action are brought under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, as well as state law, in the name of 17 plaintiffs who allegedly purchased Lumenis stock between September 2001 and February 2002. The Aqua Fund action is not brought on behalf of any putative class. The named plaintiffs in the Aqua Fund action allegedly purchased, in the aggregate, approximately 88,000 ordinary shares of Lumenis. In May 2004, all defendants moved to dismiss the amended complaint in the Aqua Fund action for failure to state a claim upon which relief can be granted and failure to allege fraud with particularity, and as to Sutton and Sagi Genger, failure to effect service of process on them. This motion remains pending and has not yet been decided by the Court.

        Although the Aqua Fund action has been assigned to Judge Batts as a case related to the Securities Class Action (which is the subject of the proposed settlement), the Aqua Fund action has not been consolidated with the Securities Class Action, and no separate settlement has been negotiated with the plaintiffs in the Aqua Fund action. It should be noted, however, that the class alleged by Lead Plaintiffs in the SAC, as well as the proposed settlement Class, encompasses each of the plaintiffs in the Aqua Fund action, and those plaintiffs would be eligible to participate in the Settlement Fund, by the submission of proofs of claim, to the same extent as any other similarly situated member of the Settlement Class. If the Court gives preliminary approval to the proposed settlement of the Securities Class Action and directs notice to be given to the members of the Settlement Class, any of the plaintiffs in the Aqua Fund action who do not opt out of the Settlement Class will be considered by Lumenis to be bound by the settlement if, as and when such settlement receives final Court approval. Lumenis in that event would seek the dismissal of the Aqua Fund action (if it still remains pending at such time) as to all such plaintiffs who have not timely opted out of the Settlement Class, on the basis of the release and bar language expected to be incorporated in the Order and Final Judgment in the Securities Class Action, as discussed above.

        Lumenis cannot predict whether any or all of the plaintiffs in the Aqua Fund action will choose to opt-out of the Settlement Class, should the settlement receive preliminary Court approval. The plaintiffs in the Aqua Fund action who do opt-out would be entitled to continue to pursue their individual claims within the Aqua Fund action, and it is the intention of Lumenis to vigorously contest such claims if and to the extent they are pursued and if and to the extent the Aqua Fund action survives the pending motion to dismiss.

Rights of Members of the Proposed Settlement Class Who Remain Shareholders Not Prejudiced By Their Vote on the Proposed Settlement

        Many of the current shareholders of the Company to whom this Proxy Statement is being directed, may also be members of the proposed Settlement Class if they purchased Lumenis securities between October 2, 2000 and March 7, 2006 (subject to those excluded from the Settlement Class, as described under the sixth paragraph under “The Proposed Settlement of the Securities Class Action” above). This proxy solicitation, however, is being carried out in connection with a shareholder vote required under the Israeli Companies Law, and is not a notice of proposed class action settlement pursuant to Rule 23 of the Federal Rules of Civil Procedure, and this Proxy Statement has not been reviewed or approved by the Court, nor has the Court yet reviewed or preliminarily approved the proposed settlement.

        Your vote as a shareholder at the forthcoming shareholders meeting, whether made in person or by proxy, and whether or not it is in favor of the proposed settlement, will have no effect on your rights (if applicable) as a member of the proposed Settlement Class, except to the extent that Lumenis will be unable to proceed at this stage with the proposed settlement if it does not obtain the requisite shareholders’ approval under the Israeli Companies Law. If Lumenis obtains the requisite shareholders’ approval for the proposed settlement and the proposed settlement receives preliminary Court approval, and if you are a member of the Settlement Class, you will retain your rights under the Federal Rules of Civil Procedure to object to the proposed settlement, and/or to opt-out of the Settlement Class, and/or (if you do not opt-out) to submit a proof of claim and (if the settlement is finally approved by the Court) to participate in the Settlement Fund as, and to the extent, authorized pursuant to the Stipulation of Settlement, Plan of Allocation and/or other order of the Court, regardless of how or whether you may have voted as a shareholder, or any proxy you have given in respect of the shareholder vote, on the proposed settlement. The allocation of the Settlement Fund shall be made in accordance with a Plan of Allocation approved by the Court, and no assurance can be provided at this time as to the manner in which the Settlement Fund will be allocated and to what extent any shareholder of the Company who would be a member of the Settlement Class will be entitled to participate in the Settlement Fund.

        Shareholders of the Company who purchased, or whose related parties (as defined below under “required vote”) purchased Lumenis securities between October 2, 2000 and March 7, 2006 (subject to those excluded from the Settlement Class, as described under the sixth paragraph under “The Proposed Settlement of the Securities Class Action” above) may be members of the proposed Settlement Class and are, therefore, deemed to have a personal interest, within the meaning of the Israeli Companies Law, in the approval of the proposed settlement. Such shareholders must indicate on the Proxy Card that they have a personal interest. In accordance with Israeli Companies Law, failure to make an indication whether or not you have a personal interest will result in your vote being disqualified from participating in the shareholders’ vote.

Lumenis’s Agreements with the D&O Insurers

        Lumenis gave notice to its primary D&O Insurer, Genesis, of the Securities Class Action and requested coverage on its own behalf and on behalf of the officers and directors named as defendants. Notice was likewise given to all of Lumenis’s excess D&O Insurers, including Zurich and Lumbermens. Lumenis also gave notice of the SEC investigation and the SEC Civil Action to its D&O Insurers, and requested coverage under the Genesis policy in respect of the defense expenses incurred by Morano (and advanced on his behalf by Lumenis) in contesting the SEC Civil Action. Lumenis also gave notice to its D&O Insurers of the Aqua Fund action, and requested coverage under the Genesis policy on behalf of itself and the officers and directors named as defendants in that action.

        Genesis reserved its rights under its policy, including the right to assert that the claims in the Securities Class Action and/or the Aqua Fund action and/or the SEC Action are not subject to coverage and/or are subject to certain exclusions or policy defenses, but Genesis, subject to such reservation of rights, has advanced a portion of the defense expenses incurred by or on behalf of Lumenis and defendant officers and directors in the Securities Class Action and the Aqua Fund action.

        In connection with the negotiation and mediation that led to the proposed settlement of the Securities Class Action, Lumenis requested Genesis to contribute the full remaining limits of its subject primary D&O policy. Genesis declined to contribute the full remaining limits of its policy to a settlement, based, among other grounds, on the continued pendency of the motions to dismiss the SAC. Lumenis was and remains of the view that it is desirable to settle the Securities Class Action on the terms of the proposed settlement, notwithstanding the pendency of the motions to dismiss. Lumenis was therefore willing to enter into a confidential settlement and release agreement with Genesis whereunder Genesis agreed to contribute a substantial portion of the remaining limits of its policy to the proposed settlement, and Lumenis and the other defendants in the Securities Class Action, the Aqua Fund action, and the SEC Civil Action agreed to release Genesis from any further obligation or liability under the subject primary D&O policy.

        In light of reservations expressed by Zurich similar to those expressed by Genesis, Lumenis has entered into a similar confidential settlement and release agreement with Zurich, whereunder Zurich will contribute a substantial portion of its policy limits excess of Genesis’s limits to the settlement of the Securities Class Action and will otherwise be released from all obligations and liability under the subject Zurich excess policy. In light of the position taken by Lumbermens, the issuer of the excess D&O policy immediately above the Zurich policy, Lumenis has also entered into a confidential coverage and funding agreement with Lumbermens, whereunder Lumbermens will contribute a portion of its policy limits to the settlement of the Securities Class Action. Coverage will remain available to Lumenis and other insureds under the Lumbermens policy up to a total additional amount specified in the agreement (which amount is less than the limits stated in the policy), and Lumbermens, upon meeting all of its obligations under the agreement, will be released from any further obligations and liability under the subject Lumbermens policy.

        The amounts to be contributed by each of Genesis, Zurich and Lumbermens to the proposed settlement of the Securities Class Action are confidential, but as a result of the agreements between Lumenis and the above-named D&O Insurers, these D&O Insurers will collectively contribute $17,364,000 of the total proposed settlement of $20,100,000. Under the agreements Lumenis has entered into with these D&O Insurers, coverage will be reinstated under the respective policies in the event the settlement of the Securities Class Action is not finally approved by the Court or otherwise fails to become effective.

        If the settlement is approved by the Court and completed, Lumenis and its officers and directors, as noted above, will still have certain remaining coverage available under the Lumbermens policy, which they might seek to use in connection with the Securities Class Action (in respect of defense expenses incurred through the date of completion of the proposed settlement), and/or the SEC Civil Action (which remains pending against former CFO Morano), and/or the defense of the Aqua Fund action. Pursuant to agreement, Lumbermens is obligated to pay 68% of such defense expenses (not previously submitted to or reimbursed by Genesis or Zurich) until all payments by it under its policy total $3,400,000 (inclusive of its contribution to the Settlement Fund). Lumenis also has untapped potential coverage available to it, if needed, in connection with these matters under policies issued by several excess D&O Insurers above the Lumbermens policy. As noted above, Lumenis has put its excess D&O Insurers on notice of the Securities Class Action, including the proposed settlement thereof, the Aqua Fund action, and the SEC Civil Action, but has not to date requested coverage under any policy above the Lumbermens policy. Excess D&O Insurers above Lumbermens have reserved their rights under their respective policies.

The Approval of the Settlement by our Board of Directors and Audit Committee

        In several meetings held over the past few months, our Audit Committee and Board of Directors reviewed the terms of the proposed settlement of the Securities Class Action and discussed at length those terms and the status of the negotiations.

        Pursuant to the terms of the Purchase Agreement, the Company was required to follow certain procedures in its approval of the proposed settlement, in excess and beyond those required by the Israeli Companies Law. Pursuant to the terms of the Purchase Agreement, the Board was required to appoint a “Special Committee”, namely, a committee of the Board of Directors that includes a majority of the Independent Directors (as defined under the Exchange Act of 1934, as amended). The Board, in accordance with this requirement, appointed the Audit Committee to serve as the Special Committee.

        In addition, the Special Committee was required to recommend to the Board whether to adopt and approve the settlement; to identify the person to be appointed as an “Appointed Expert”, being a reputable independent person with relevant expertise in the subject matter; and to set the fees of the Appointed Expert to be borne by the Company. The Audit Committee, in accordance with the foregoing requirements, recommended to the Board to appoint Lovells LLP, a law firm experienced in securities litigation, as the Appointed Expert and to set its fees. Thereafter, the Board approved the appointment of Lovells LLP as the Appointed Expert. The Appointed Expert rendered a written opinion to the Audit Committee and the Board stating that the proposed settlement is reasonable in the circumstances.

        Management gave detailed presentations to the Board and Audit Committee regarding the proposed settlement. The Appointed Expert also presented to the Board and the Audit Committee a summary of the analyses undertaken by the Appointed Expert in arriving at its opinion. The Board and Audit Committee discussed potential outcomes for the Company in the absence of the proposed settlement. Based, inter alia, on its detailed review of the proposed settlement, the Company’s current financial condition and prospects, and the opinion of the Appointed Expert as to the reasonableness of the proposed settlement in the circumstances, the Audit Committee and the Board of Directors each approved the proposed settlement and recommended that the Company’s shareholders approve the proposed settlement as set out in this Proxy Statement.

        In reaching its decision to approve and declare advisable the proposed settlement, Lumenis’s Board of Directors and Audit Committee considered the opinion of Appointed Expert, Lovells LLP, as to the reasonableness of the proposed settlement in the circumstances, consulted with Lumenis’s management and Lumenis’s outside defense attorneys in the Securities Class Action, Sonnenschein Nath & Rosenthal LLP, and considered various material factors, which are discussed below. The following discussion of the information and factors considered by Lumenis’s Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the proposed settlement, the Board and Audit Committee did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the Board may have given different weights to different factors. The Board considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determination and recommendation. The material information and factors considered by Lumenis’s Board of Directors were the following:

—     The risks associated with the pending motion to dismiss the Securities Class Action, including the possibility that the SAC or some portions of the SAC may survive the motion, and/or that the SAC may be further amended;

—     The expense, risks, and diversion of management resources that would be associated with further litigation in the event portions of the SAC survive the pending motion to dismiss, including the burdens and expense of discovery, class certification motion, summary judgment motions and/or trial, and appeals;

—     The likelihood of the action, if it should survive, of being certified by the Court as a Class Action;

—     The difficulties associated with the defense of claims based on alleged transactions and events that occurred from 5 to 7 years ago, particularly in light of the fact that none of the named individual defendants is any longer an officer, director or employee of Lumenis, and the fact that numerous other executive employees potentially having relevant knowledge of the alleged transactions and events are no longer in the employ of Lumenis;

—     The agreement of Lumenis’s D&O Insurers to contribute funds aggregating in excess of 86% of the proposed settlement consideration;

—     The amount of the settlement consideration, including the portion thereof payable by Lumenis, in relation to the expense, diversion of management resources, and risks associated with further litigation, and the impact thereof on the cash position of the Company; and

—     The fact the proposed settlement, if consummated, will result in the issuance of additional ordinary shares of Lumenis to the investors in the 2006 private placement, and the consequent dilution of the equity of other shareholders, measured against the expense, diversion of management resources, and risks associated with continued litigation, including the possibility that continued litigation through a final adjudication of the claims could potentially result in the issuance of a greater number of additional shares to the investors and therefore greater dilution of the equity of other shareholders.

Opinion of the Appointed Expert

        The Board of Directors of the Company and its Audit Committee have relied in their decisions on the proposed settlement on, among other factors, an opinion submitted by Lovells LLP, a law firm experienced in securities litigation. The Board retained Lovells LLP on October 18, 2007, following a recommendation of the Audit Committee, to render an opinion to the Board of Directors as to the reasonableness of the proposed settlement. On January 1, 2008, Lovells LLP presented to the Audit Committee and Board its analysis and findings and delivered its opinion that, as of that date and based on and subject to the matters described in its opinion, the proposed settlement is reasonable in the circumstances.

Adjustment under the Purchase Agreement

        In December 2006, and in accordance with the terms and conditions of the Purchase Agreement which was previously approved by all corporate action (including, shareholders approval), we consummated a private placement pursuant to which we issued to the investors in the private placement (with their assignees, the “Investors”) 111,919,418 ordinary shares, par value NIS 0.1 of the Company (“Ordinary Shares”) in consideration of the Investors’ investment of $120,000,000 at a price per share of $1.0722, all subject to adjustments. In addition, as part of the 2006 private placement, we issued to the Investors six-month warrants to purchase an aggregate of 27,979,855 Ordinary Shares of the Company at an aggregate exercise price of $30,000,000, or $1.0722 per share. These warrants were exercised in full prior to their expiration. Accordingly, the aggregate amount of Ordinary Shares issued to the Investors was 139,899,273 (the “Purchased Shares”) in consideration for an aggregate amount of $150,000,000 (the “Purchase Price”).

        Pursuant to the private placement, we also issued to the Investors five-year warrants that, after giving effect to the exercise of the foregoing six months warrants, are exercisable into a total of 21,250,000 Ordinary Shares at an exercise price per share of $1.1794.

        The Purchase Agreement governing the terms and conditions of the 2006 private placement provides that the number of Purchased Shares will be adjusted for all losses, liabilities and expenses, exceeding insurance coverage, in connection with the investigation by the SEC against the Company and certain of its officers concluded (except with respect to the Company’s former Chief Financial Officer, Kevin Morano) in April 2006, the class action lawsuits against the Company and certain of its officers that are still pending, the Aqua Fund action, the SEC proceeding against the Company’s former Chief Financial Officer, Kevin Morano, and any other action, proceeding or investigation concerning securities and corporate governance matters and relating, in whole or in part, to matters occurring prior to the closing of the 2006 private placement (collectively, the “Relevant Amounts”). Relevant Amounts include all awards, judgments, losses, liabilities, damages, indemnities, costs and expenses, including costs of investigation and defense and fees and expenses of lawyers, experts and other professionals that are incurred, directly or indirectly, in connection with any of the foregoing matters. Fees and expenses of lawyers, experts and other professionals incurred after December 5, 2006 in connection with the matters set forth above shall constitute Relevant Amounts only to the extent exceeding $750,000 per each 12 month period following such date, and the Investors shall receive adjustment for Relevant Amounts exceeding such amount on March 1 of each year with respect to the preceding calendar year. The amount of Relevant Amounts for which adjustment is provided under the Purchase Agreement will be net of any amounts actually paid for under insurance policies maintained by the Company or other third parties.

        The Purchase Agreement further provides that adjustment for this purpose will be made by the issuance to the Investors, for no additional consideration, of a number of additional Ordinary Shares which together with the Purchased Shares would result in the Investors holding such number of Ordinary Shares equal to (x) the Purchase Price divided by (y) a fraction, the numerator of which is $40,000,000 less the Relevant Amounts, and the denominator of which is the total issued and outstanding share capital of the Company immediately prior to the closing of the 2006 private placement (i.e. 37,304,938 shares), provided, however, that adjustment in this respect shall not be made for Relevant Amounts that exceed $30,000,000; thereby resulting in a maximum issuance of additional Ordinary Shares of 419,674,797 shares. The issuance of additional Ordinary Shares pursuant to the adjustment provisions of the Purchase Agreement, as described herein, has been approved by all necessary corporate approvals at the time of the approval of the 2006 private placement and no further approval by the shareholders is required for the issuances of additional shares with respect to the Relevant Amounts. This adjustment mechanism shall remain operative until the later of five years from the closing of the Purchase Agreement (i.e. December 5, 2011) or five years from the date that the respective matter was first submitted to court.

        As described above under “The Approval of the Settlement by our Board of Directors and Audit Committee”, pursuant to the terms of the Purchase Agreement, the Company was required to follow certain procedures in its approval of the proposed settlement in excess and beyond those required by the Israeli Companies Law. Accordingly, to the extent the Relevant Amounts are quantified to an amount as a result of a settlement of such matters, the settlement (i) is to be approved by the Board of the Company based on (a) a recommendation of the “Special Committee” of the Board, that shall include a majority of independent directors (as such term is defined under the U.S. Securities Exchange Act of 1934, as amended), and (b) is to be supported by an opinion of an Appointed Expert, an independent and qualified appointed expert, stating that the settlement reached is reasonable in the circumstances; and (ii) shall be subject to such corporate approvals as required by applicable laws, including the Israeli Companies Law, which in case of an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest would include approval by the shareholders of the Company as described under “Required Vote” below.

        The Relevant Amounts are currently expected to include the Company’s contribution to the proposed settlement, various items of costs and expenses relating to the matters described above that were outstanding as of December 5, 2006 or were incurred thereafter (to the extent in excess of the $750,000 annual carve out described above), and costs and expenses that will be incurred in the future with respect to the foregoing matters, including, without limitation any costs and expenses in connection with indemnification of officers and directors with respect to the foregoing matters, and specifically costs and expenses incurred in connection with the continued defense of the proceeding against Kevin Morano, our former CFO, and any damages and awards in connection with claims that are not settled by virtue of the proposed settlement. Portions of the foregoing costs and expenses have been and in the future may be covered by our D&O insurers, and only the remaining amounts borne by the Company constitute Relevant Amounts.

        Below is a summary of the currently known Relevant Amounts for which an initial adjustment will be made in accordance with the Purchase Agreement, assuming the proposed settlement is approved by the shareholders at the meeting and is then implemented and completed. With respect to certain of the fees and expenses of lawyers, experts and other professionals, and indemnities believed to be eligible for submission to Lumbermens for partial reimbursement, the amounts included in the second and third bullet points set forth below assume that insurance participation at the rate of 68% under the Lumbermens policy will be actually received. To the extent insurance participation for such amounts is not received, then subsequent adjustments will be made, in accordance with the Purchase Agreement, for the amount of fees for which insurance participation is not received, without further shareholders’ approval to effect the issuance of additional Ordinary Shares upon the adjustment resulting therefrom.

—     Company participation in the settlement fund, net of insurance participation - $2,736,000;

—     Fees and expenses of lawyers, experts and other professionals outstanding as of December 5, 2006 or incurred between December 5, 2006 and December 5, 2007 (except that with respect to fees incurred since December 5, 2006 and until December 5, 2007, only the amount that exceeds $750,000 is included), net of amounts actually received (or to be sought by the Company) from insurers – $59,085.93;

—     Fees and expenses of counsel to officers and directors pursuant to indemnification agreements outstanding as of December 5, 2006 or incurred between December 5, 2006 and December 5, 2007, net of amounts actually received (or to be sought by the Company) from insurers –$1,539,907.86;

Total Relevant Amounts currently known for which adjustment is expected to be initially made (the “Current Relevant Amounts”) – $4,334,993.79

        Implementation of the adjustment under the Purchase Agreement with respect to the Current Relevant Amounts will result in issuance to the Investors of 16,997,957 shares and thereby increasing their shareholding in the issued share capital of the Company as of the date hereof from 78.95% to 80.79%. The number of additional shares issued upon adjustment is the result of dividing the (i) the Purchase Price (i.e. $150,000,000) by (ii) a fraction, the numerator of which is $40,000,000 less the Current Relevant Amounts (i.e. $35,665,006.21), and the denominator of which is the total issued and outstanding share capital of the Company immediately prior to the closing of the 2006 private placement (i.e. 37,304,938 shares).

        Note that the foregoing Current Relevant Amounts are based only on estimates reflecting the information known as of the date hereof. The final exact amount of the Relevant Amounts and the date upon which such initial adjustment will be effected will be determined by the Company’s Audit Committee, and the adjustment will be made on the basis of the final exact Relevant Amounts. In the future, and in accordance with the Purchase Agreement, and after the adjustment described herein, further adjustments will be made with respect to any additional fees and expenses of lawyers, experts and other professionals incurred after December 5, 2006; such subsequent adjustments will be made on March 1 of each year. The inclusion of any such item in Relevant Amounts shall be confirmed by the Audit Committee. No further shareholders’ approval will be sought or is required in order to incur such fees and expenses and to effect the issuance of additional Ordinary Shares upon the adjustment resulting therefrom.

        For illustration purposes only, and assuming that the final exact Relevant Amounts shall be equal to the currently known Current Relevant Amounts, the following adjustment shall be made (without giving effect to any subsequent adjustments):

	Number of shares*	Percentage of total

Pre-2006 Private Placement
Issued and outstanding immediately prior to transactions	37,304,938	100.0

Post-2006 Private Placement (pre exercise of six-month warrants)
Total shares issued to Investors (at closing of the 2006 private placement)	111,919,418	75.0
Total shares issued to Pre-transactions shareholders	37,304,938	25.0

Total shares issued	149,224,356	100.0

Post-2006 Private Placement (post exercise of six-month warrants)
Total shares issued to Investors (at closing of the 2006 private placement)	111,919,418	63.16
Shares issued to Investors on exercise of six-month warrants	27,979,855	15.79

Total shares issued and issuable to Investors	139,899,273	78.95
Total shares issued to Pre-transactions shareholders	37,304,938	21.05

Total shares issued	177,204,211	100.00

Total shares issued to Investors	139,899,273	70.49
Total shares issuable to Investors under five-year warrants	21,250,000	10.71

Total shares issued and issuable to Investors	161,149,273	81.20
Shares held by pre-transactions shareholders	37,304,938	18.80

Total shares issued and issuable	198,454,211	100.00

Adjustment for currently known Current Relevant Amounts
Total shares issued to Investors	139,899,273	72.04
Number of additional shares issuable to Investors based on known Current
Relevant Amounts	16,997,957	8.75

Total shares issued to Investors	156,897,230	80.79
Shares held by pre-transactions shareholders	37,304,938	19.21

Total shares issued after adjustment	194,202,168	100.00

Adjustment for currently known Current Relevant Amounts (assuming exercise of five-year warrants)
Total shares issued to Investors	139,899,273	64.93
Total shares issuable to Investors under five-year warrants	21,250,000	9.86
Number of additional shares issuable to Investors based on known Current
Relevant Amounts	16,997,957	7.89

Total shares issued and issuable to Investors	178,147,230	82.68
Shares held by pre-transactions shareholders	37,304,938	17.32

Total shares issued and issuable after adjustment	215,452,168	100.00

* The above calculations are based on the Company’s issued and outstanding shares, excluding 35,527 treasury shares, 13,500 shares issued following the 2006 private placement upon exercise of options granted under the Company’s employee share incentive plans, and any outstanding options or warrants other than those granted to Investors. As of February 7, 2008 there were approximately 23.6 million outstanding Company options with a weighted-average per share exercise price of $3.33; and approximately 9.4 million options issued to Bank Hapoalim B.M. with a weighted-average exercise price of $1.17.

Adjustment in the event of failure to obtain shareholders’ approval; Subsequent Settlement

        Pursuant to the terms of the Purchase Agreement, if a proposed settlement of a matter referred to above that gives rise to any Relevant Amounts is submitted to the approval of the Company’s shareholders in accordance with the Israeli Companies Law after Board approval, but shareholder approval is not obtained, then such failure to obtain shareholders’ approval will, of itself, give rise to an automatic adjustment (to be effected in the manner described above) in which the Relevant Amounts for such purpose shall be deemed to be $30,000,000 (or a lower amount agreed to by the Investors) with respect to settlement of the Securities Class Action, and $30,000,000 (or a lower amount agreed to by the Investors) with respect to any of the other matters for which adjustment may be made, provided that the aggregate adjustment under this section shall not exceed $30,000,000. Accordingly, in the event that the proposed settlement of the Securities Class Action is not approved by the shareholders, the Relevant Amounts shall be deemed to be $30,000,000 (or a lower amount agreed to by the Investors), and the Company will be required to issue to the Investors up to an additional 419,674,797 Ordinary Shares.

        Implementation of the adjustment under the Purchase Agreement with respect to the Relevant Amounts of $30,000,000 will result in the Investors being entitled to increase their shareholding in the issued share capital of the Company as of the date hereof from 78.95% to 93.75%.

        In addition, under the current provisions of the Israeli Companies Law, a full tender offer requirement will be triggered if a shareholder acquires shares and as a result of such acquisition such shareholder’s holding is in excess of 90% of the issued and outstanding capital of the Company. In the event that certain tests under the Israeli Companies Law are met, the shares held by several shareholders may be required to be aggregated for the purpose of calculating the number of shares held by a shareholder. If certain of the Investors’ holdings will be required to be aggregated, then as a result of the implementation of the automatic adjustment provision a full tender offer requirement may be triggered. In such a case, all or some of the Investors may elect to waive the portion of the issuance that would result in the relevant aggregated holdings exceeding 90% of the issued and outstanding share capital of the Company. It should be noted that the tender offer requirement is not expected to be triggered in the event that the settlement is approved and adjustment is made on the basis of the Current Relevant Amounts.

        The proposed settlement of the Securities Class Action is submitted for shareholders’ approval in accordance with the Israeli Companies Law by virtue of the personal interest of the Investors due to the adjustment provisions. This personal interest shall no longer exist in the event that the proposed settlement is not approved by the shareholders, the automatic adjustment provisions are implemented, and subsequently a settlement is implemented without any further adjustment in the Ordinary Shares issued to the Investors. Therefore, such subsequent settlement of the Securities Class Action, shall not trigger shareholders’ approval by virtue of such personal interest. Failure to obtain shareholders’ approval for the proposed settlement shall not restrict the Company from pursuing or implementing a settlement of the Securities Class Action, on similar or different terms than the terms of the proposed settlement, subject to obtaining all corporate approvals required by law.

        In the event that the proposed settlement is not approved at the meeting, the following adjustment shall take place (except to the extent that the Investors waive all or portions of the adjustment):

	Number of shares*	Percentage of total

Pre-2006 Private Placement
Issued and outstanding immediately prior to the 2006 private placement	37,304,938	100.0

Post-2006 Private Placement (pre exercise of six-month warrants)
Total shares issued to Investors (at closing of the 2006 private placement)	111,919,418	75.0
Total shares issued to pre-transactions shareholders	37,304,938	25.0

Total shares issued	149,224,356	100.0

Post-2006 Private Placement (post exercise of six-month warrants)
Total shares issued to Investors (at closing of the 2006 private placement)	111,919,418	63.16
Shares issued to Investors on exercise of six-month warrants	27,979,855	15.79

Total shares issued and issuable to Investors	139,899,273	78.95
Total shares issued to Pre-transactions shareholders	37,304,938	21.05

Total shares issued	177,204,211	100.00

Total shares issued to Investors	139,899,273	70.49
Total shares issuable to Investors under five-year warrants	21,250,000	10.71

Total shares issued and issuable to Investors	161,149,273	81.20
Shares held by pre-transactions shareholders	37,304,938	18.80

Total shares issued and issuable	198,454,211	100.00

Adjustment due to failure to obtain shareholder approval
Total shares issued to Investors	139,899,273	23.44
Number of additional shares issuable to Investors based on Relevant Amounts
equal to $30 million	419,674,797	70.31

Total shares issued to Investors	559,574,070	93.75
Shares held by pre-transactions shareholders	37,304,938	6.25

Total shares issued after adjustment	596,879,008	100.00

Adjustment for currently known Current Relevant Amounts (assuming exercise of five-year warrants)
Total shares issued to Investors	139,899,273	22.63
Total shares issuable to Investors	21,250,000	3.44
Number of additional shares issuable to Investors based on Relevant Amounts
equal to $30 million	419,674,797	67.89

Total shares issued to Investors	580,824,070	93.96
Shares held by pre-transactions shareholders	37,304,938	6.04

Total shares issued and issuable after maximum post-closing adjustment	618,129,008	100.00

* The above calculations are based on the Company’s issued and outstanding shares, excluding 35,527 treasury shares, 13,500 shares issued following the 2006 private placement upon exercise of options granted under the Company’s employee share incentive plans, and any outstanding options or warrants other than those granted to Investors. As of February 7, 2008, there were approximately 23.6 million outstanding Company options with a weighted-average per share exercise price of $3.33; and approximately 9.4 million options issued to Bank Hapoalim B.M. with a weighted-average exercise price of $1.17.

Interest of Directors and Controlling Shareholders

        Each of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. holds more than 25% of our issued and outstanding share capital, and by virtue of its holdings may be deemed to be a controlling shareholder of the Company pursuant to the Israeli Companies Law. Under the Israeli Companies Law, an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by the Audit Committee, the Board of Directors and the shareholders (in that order), as described below. Each of LM Partners L.P. and Ofer Hi-Tech Investments Ltd. have a personal interest in the proposed settlement and the proposed resolution by virtue of the adjustment provisions under the Purchase Agreement that are implemented as a result of such settlement. In addition, any director of the Company affiliated with any of the foregoing, would also be deemed to have a personal interest in the proposed settlement and the proposed resolution and accordingly, Harel Beit- On and Yoav Doppelt did not participate in the discussion or vote by the Board with respect to the proposed settlement. As a result, the members of the Board participating in the discussion and approval of the proposed settlement comprised the same members as those of the Audit Committee.

Proposal

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that:

1.	The proposed settlement of the Securities Class Action, substantially as described in this Proxy Statement, is hereby approved and authorized in all respects;

2.	The officers of the Company are, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company:

(i)	to take all such actions to notify, or to obtain authorizations, consents, waivers or approvals of any judicial, governmental, regulatory or other authority or agency or any third party that are necessary, appropriate or advisable to carry out the terms and provisions of the proposed settlement of the Securities Class Action and the transactions contemplated thereby or the intent and purposes of the settlement;

(ii)	to take or cause to be taken any and all such further actions, to execute and deliver or cause to be executed and delivered all such other documents, instruments, agreements and certificates, and to make such filings, in the name and on behalf of the Company, to incur and to pay all such fees and expenses and to engage as he/she shall in his/her judgment determine to be necessary, desirable or advisable to carry out fully the intent and purposes of the foregoing resolution and the settlement and the execution by him/her of any such document, or the payment of any such expenses or the doing by him/her of any act in connection with the foregoing matters shall conclusively establish his/her authority therefor and the approval of the documents so executed, the expenses so paid, the filings so made and the actions so taken; and

(iii)	to engage and incur and pay all such fees and expenses as he/she shall in his/her judgment determine to be necessary, desirable or advisable in connection with the defense or representation of the Company in any of the matters for which such expenses or costs may constitute Relevant Amounts under the terms of the 2006 private placement (without derogating from the validity and effect of engagements, fees and expenses approved by the Company prior thereto) and the payment of any such costs or expenses or the doing by him/her of any act in connection with the foregoing matters shall conclusively establish his/her authority therefore.

3.	All actions previously taken by any of the Company’s officers in connection with the foregoing resolution be, and they hereby are, adopted, ratified, confirmed and approved in all respects.”

Required Vote

        The Company considers the proposed settlement of the Securities Class Action to be an extraordinary transaction in which a controlling shareholder has a personal interest. Accordingly, pursuant to the Israeli Companies Law, the approval of the above resolution will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Israeli Companies Law and described below) in the approval of such transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest (within the meaning set forth in the Israeli Companies Law and described below) voting against such proposal does not exceed one percent of all of the voting power in Lumenis. Under the Israeli Companies Law, failure by a shareholder to indicate affirmatively whether it has or does not have a personal interest disqualifies the shareholder from participating in the vote. In addition, under the Israeli Companies Law, a shareholder that has a personal interest is qualified to participate in the vote, however the vote of a shareholder having a personal interest may not be counted towards the one third requirement described in clause (i)above or the 1% threshold described in clause (ii) above.

        Under the Israeli Companies Law, a “personal interest” of a shareholder includes the personal interest of such shareholder (and if your shares are held in “street name” (meaning held through a bank, broker or other nominee), any reference to a “personal interest” shall refer to your personal interest) and the personal interest of any of the following (each of the following shall be referred to as your “Related Party(ies)”):

(i)	any member of your immediate family (being, your spouse, sibling, parents, grandparents, children, children of your spouse, and the spouses of any of the foregoing) (any of the foregoing, a “Family Member”); or

(ii)	an entity in which you or any of your Family Members:

a.	serve(s) as a director;
b.	serve(s) as the chief executive officer;
c.	own(s) 5% or more of its issued share capital or its voting rights; or
d.	have/has the right to appoint a director or the chief executive officer.

        The approval of the resolution proposed at the meeting involves several categories of “personal interest” as described below. In the event that you indicate on the Proxy Card that you do not have a personal interest, then you are deemed to have affirmatively confirmed that you do not fall into any of these categories.

(A) Settlement Class Members: If you or your Related Party purchased Lumenis’s securities between October 2, 2000 and March 7, 2006 (subject to those excluded from the Settlement Class as described below), you or your Related Parties are eligible to be members of the Settlement Class and may be entitled to participate in distributions of the Settlement Fund. By virtue of such eligibility each member of the Settlement Class is deemed to have a personal interest in the approval of the proposed resolution.

Excluded from the Settlement Class are the following: all defendants; the members of individual defendants’ immediate families; all individuals who are either current officers and/or directors, or who served as officers and directors of Lumenis or its subsidiaries at any time during the Settlement Class Period; any person, firm, trust, corporation, or entity in which any defendant has a controlling interest or any entity which is related to or affiliated with any defendant; and the legal representatives, agents, affiliates, heirs, successors and assigns of any such excluded persons. Note, that while the persons so excluded from the Settlement Class do not have a personal interest by virtue of being Settlement Class members, such persons may still have a personal interest by virtue of being Litigation Parties as described below.

Accordingly: If you or any of your Related Parties purchased Lumenis’s securities between October 2, 2000 and March 7, 2006, and are not otherwise excluded from the Settlement Class as described above, then you should indicate on the attached Proxy Card that you HAVE a personal interest.

(B) Adjustment Beneficiaries: If you are, or any of your Related Parties is, entitled to benefit from the adjustment under the Purchase Agreement, directly or indirectly (such as, if you are an Investor, or if you are a holder of interests in any Investor who participated in the 2006 private placement), you are deemed to have a personal interest in the approval of the proposed resolution, and you should indicate on the attached Proxy Card that you have a personal interest.

(C) Litigation Parties: If you are, or any of your Related Parties is, a party to the Securities Class Action t or are otherwise interested in such claims and related litigation (such as defendants, or attorneys or advisors to any of the parties to the litigation that have an economic interest in the Securities Class Action or its outcome), you are deemed to have a personal interest in the approval of the proposed resolution, and you should indicate on the attached Proxy Card that you have a personal interest.

(D) Other Personal Interest: If you or any of your Related Parties have, otherwise, a personal interest by virtue of other facts or circumstances not described above you should indicate on the attached Proxy Card that you have a personal interest.

Instructions for filling in the Proxy Card

        You should fill in carefully, accurately and diligently the Proxy Card in accordance with these instructions. Under Israeli Companies Law you are required to indicate whether or not you have a personal interest in the approval of the proposed resolution, and failure to so indicate will disqualify your vote. Accordingly, the Proxy Card provided to you in connection with your vote at the meeting is written in a manner intended to confirm whether or not you have a personal interest in the approval of the proposed resolution. In order to further allow the Company to classify shareholders who have a personal interest in accordance with the definitions of the Israeli Companies Law, you are required to answer an additional specific question on whether or not you are a member of the Settlement Class.

        Declaration as to Personal Interest

        In the Proxy Card you must provide declarations on the existence or absence of a personal interest. In the upper part of the Proxy Card you must answer two questions concerning the existence or absence of a personal interest as follows:

        QUESTION 1: “Are you a Settlement Class member?"

—	You must answer “YES” if you purchased any securities of Lumenis between October 2, 2000 and March 7, 2006, and you are not excluded from the Settlement Class (as described above);

—	You must answer “NO” if: (i) you did not purchase any securities of Lumenis between October 2, 2000 and March 7, 2006, or (ii) you did purchase securities of Lumenis between October 2, 2000 and March 7, 2006 but you are excluded from the Settlement Class as described above;

—	If you duly answered “YES” to this QUESTION 1 then you are deemed to have a personal interest in the approval of the proposed resolution and you must also answer “YES” to the QUESTION 2 below;

—	If you duly answered “NO” to this QUESTION 1 then you still need to verify whether you have a personal interest in the approval of the proposed resolution for any other reason, as described above, and your answer to QUESTION 2 below would depend on a review of all reasons that may give rise to a personal interest.

        QUESTION 2: “Do you have a personal interest in the approval of the proposed resolution?"

—	You must answer “YES” if you, including your Related Parties, have a personal interest in the approval of the proposed resolution under any of the categories of personal interest described above, namely by virtue of being a Settlement Class member, an Adjustment Beneficiary, a Litigation Party or for any other reason; as noted, if you answered “YES” to QUESTION 1 you must answer “YES” to this QUESTION 2;

—	You should answer “NO” only if neither you, nor any of your Related Parties, have a personal interest in the approval of the proposed resolution; by answering “NO” you affirmatively confirm that neither you, nor any of your Related Parties, fall into any of the categories of personal interest described above, including the category of being a Settlement Class member;

—	In the event that you answer “YES” to QUESTION 1 and “NO” to QUESTION 2 then you may be deemed to have a personal interest in the approval of the proposed resolution, regardless of the fact that you answered “NO” to QUESTION 2.

        Vote on Proposed Resolution

        In the bottom part of the Proxy Card you must indicate your vote with respect to the proposed resolution. This part of the Proxy Card contains one category intended for voting by shareholders that have a personal interest and one category intended for voting by shareholders that do not have a personal interest. You must indicate your vote only in the category applicable to you and which corresponds to your declaration as to the existence or absence of personal interest made in the upper part of the Proxy Card.

        In accordance with the Israeli Companies Law, if you do not affirmatively indicate on the Proxy Card (in case of a vote by execution of a Proxy Card) or execute a written statement to this effect (in case you are present in person at the meeting) whether or not you or any of your Related Parties have a personal interest in the approval of the proposed resolution, your vote would be disqualified from participating at the shareholders’ vote. In addition, and in light of the circumstances of the proposed resolution, if you do not affirmatively indicate on the Proxy Card (in case of a vote by execution of a Proxy Card) or execute a written statement to this effect (in case you are present in person at the meeting), that neither you or nor any of your Related Parties are Settlement Class members as described above, you will be deemed to have a personal interest. If you confirm that you or any of your Related Parties have a personal interest, you will be qualified to participate at the shareholders’ vote and your vote will be counted in the tally of whether a simple majority of shares present at the meeting, in person or by proxy, was voted in favor of the proposed resolution, however, in accordance with the provisions of Israeli Companies Law, your vote will not be counted towards the one third or the one percent requirement described in the first paragraph under “Required Vote” above.

        If you intentionally provide a false indication as to the existence or absence of personal interest in the approval of the proposed resolution you may be deemed to be in violation of the Israeli Companies Law and other applicable laws and you may be subject to sanctions under the Israeli Companies Law and other applicable laws.

        By executing the Proxy Card you undertake, in the event requested by Lumenis, to provide supporting written evidence as to the existence or absence of a personal interest, and (if your shares are held in “street name”), you authorize Lumenis and its representatives to obtain from your bank, broker or other nominee (and direct each of them to deliver) any information as necessary to substantiate that you or your Related Parties have not purchased Lumenis securities during the period which is relevant for the determination of the Settlement Class members.

        The voting instructions contained in this Proxy Statement and the structure of the Proxy Card are designed to comply with certain requirements of Israeli Companies Law that are described in detail in this Proxy Statement. These instructions may differ from your prior experience and accordingly you should be particularly focused in properly filling in the Proxy Card. In the event that the Company determines that there appear to be any irregularities or flaws in the results of the vote received in advance of the meeting, the Company reserves the right to postpone the meeting to a later date in order to clarify or rectify any such irregularities or flaws. In such event, notice of the new date prescribed to the meeting shall be provided in accordance with the Articles of Association of the Company and the applicable law. In addition, in accordance with the Israeli Companies Law and the Company’s Articles of Associations, the Chairman of the meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. In such event, notice of the new date prescribed to the meeting shall be provided in accordance with the Articles of Association of the Company and the applicable law.

Our Board of Directors recommends a vote FOR approval of the proposed resolution.

        Other than as set forth above, management knows of no business to be transacted at the Special General Meeting but, if any other matters are properly presented at the Special General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: February 11, 2008